

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2020

Jonathan Mow
Chief Executive Officer
PhaseBio Pharmaceuticals Inc
11260 El Camino Real, Suite 100
San Diego, CA 92130

> **Re: PhaseBio Pharmaceuticals Inc**
> **Registration Statement on Form S-3**
> **Filed December 27, 2019**
> **File No. 333-235735**

Dear Mr. Mow:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Paul Fischer at 202-551-3415 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Madison Jones, Esq.